UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 001-37889

TOP SHIPS INC.

(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)7: _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 3, 2022, TOP Ships Inc. (the “Company”) entered into a securities purchase agreement with a certain unaffiliated institutional investor to purchase 4,700,000 of its common shares (the “Common Shares”) and 9,603,000 pre-funded warrants (the “Pre-Funded Warrants”) in a registered direct offering, and 14,303,000 warrants (“Common Share Purchase Warrants”) to purchase Common Shares in a concurrent private placement for a purchase price of $0.50 per Common Share and Common Share Purchase Warrant and $0.4999 per Pre-Funded Warrant and Common Share Purchase Warrant.

Attached to this report on Form 6-K as Exhibit 4.1 is a copy of the Placement Agency Agreement dated June 3, 2022 between the Company and Maxim Group LLC, as sole placement agent.

Attached to this report on Form 6-K as Exhibit 4.2 is a copy of the form of the Securities Purchase Agreement dated June 3, 2022, between the Company and the purchaser named therein.

Attached to this report on Form 6-K as Exhibit 4.3 is a copy of the form of the Common Share Purchase Warrant, to be issued to the purchaser under the Securities Purchase Agreement.

Attached to this report on Form 6-K as Exhibit 4.4 is a copy of the form of the Pre-Funded Warrant, to be issued to the purchaser under the Securities Purchase Agreement.

Attached to this Report on Form 6-K as Exhibit 5.1 is the opinion of Watson Farley & Williams LLP relating to the legality and validity of the Common Shares.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-234281) that was filed with the SEC and became effective on November 4, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Dated: June 10, 2022
/s/ Evangelos J. Pistiolis
By: Evangelos J. Pistiolis
Chief Executive Officer